                                                                 EXHIBIT 4(a)(2)

                    EXTRACT FROM MINUTES OF MEETING OF THE
                      BOARD OF DIRECTORS OF ADT LIMITED
                            HELD NOVEMBER 4, 1996

        Messrs. Ashcroft and Ruzika having declared their interests and not voting thereon, IT WAS RESOLVED, that the 1993 Long Term Incentive Plan, as previously amended on February 29, 1996 (the "Plan") be amended so as to permit the Remuneration Committee, in its discretion, to remove or limit the restrictions on transferability of Awards (as defined in the Plan) and, accordingly, the following amendments shall be made to the Plan:

        At the beginning of paragraph (iii) of Section 6(f) of the Plan there shall be inserted the words: "Subject to paragraph (ix) below," and a new paragraph (ix) of Section 6(f) of the Plan shall be inserted as follows;

                "(ix)     Committee discretion to remove or amend restrictions
                on transferability

                Notwithstanding the provisions of paragraph (iii) above and any other restrictions on transferability of Awards referred to in this Plan, the Committee may, in its discretion, either generally or specifically, prospectively or retroactively, (a) grant Awards without limits on transferability thereof or with such limits on transferability as the Committee may deem appropriate in the circumstances, and
                (b) waive, amend, alter, suspend, discontinue, cancel or terminate any limits on transferability of Awards on such terms as the Committee may deem appropriate provided that any of the acts described in (b) of this paragraph that would impair the rights of any Participant, or any holder or any beneficiary of any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant, holder or beneficiary."